UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

CR GLOBAL HOLDINGS, INC.
(Exact name of issuer as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	85-273995 (I.R.S. Employer Identification Number)

4598 Broad Street
Virginia Beach, VA 23462
(Full mailing address of principal executive offices)

(757) 717-1003
(Issuer’s telephone number, including area code)

Statement Regarding Forward-Looking Statements

Certain statements contained in this Semi-Annual Report on Form 1-SA contain forward-looking statements which are intended to be covered by the safe harbors created thereby. All statements, other than statements of historical facts, are forward-looking statements. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential” and similar expressions identify forward-looking statements but are not the exclusive means of doing so. Forward-looking statements may include statements about matters such as: future revenues; future industry market conditions; future changes in our capacity and operations; future operating and overhead costs; operational and management restructuring activities (including implementation of methodologies and changes in the board of directors); future employment and contributions of personnel; tax and interest rates; capital expenditures and their impact on us; nature and timing of restructuring charges and the impact thereof; productivity, business process, rationalization, investment, acquisition, consulting, operational, tax, financial and capital projects and initiatives; contingencies; environmental compliance and changes in the regulatory environment; and future working capital, costs, revenues, business opportunities, debt levels, cash flows, margins, earnings and growth.

These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical and current trends, current conditions, possible future developments and other factors they believe to be appropriate. Forward-looking statements are not guarantees, representations or warranties and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements. Some of those risks and uncertainties include the risk factors set forth in our Annual Report on Form 1-K and our other filings with the Securities and Exchange Commission (the “SEC”) and the following: current global economic and capital market uncertainties; potential dilution to our stockholders from our recapitalization and balance sheet restructuring activities; potential inability to continue to comply with government regulations; adoption of or changes in legislation or regulations adversely affecting our businesses; permitting constraints or delays, business opportunities that may be presented to, or pursued by, us; changes in the United States or other monetary or fiscal policies or regulations; changes in generally accepted accounting principles; geopolitical events; potential inability to implement our business strategies; potential inability to grow revenues organically; potential inability to attract and retain key personnel; assertion of claims, lawsuits and proceedings against us; potential inability to maintain an effective system of internal controls over financial reporting; potential inability or failure to timely file periodic reports with the SEC; and the lack of active trading market for our securities. Occurrence of such events or circumstances could have a material adverse effect on our business, financial condition, results of operations or cash flows or the market price of our securities. All subsequent written and oral forward-looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Except as otherwise required by law, including the securities law of the United States, we undertake no obligation to publicly update or revise any forward-looking statement.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of consolidated operations should be read in conjunction with our consolidated financial statements included elsewhere in this report. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Statement Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements.

CR Global Holdings, Inc., the direct parent of Canzell Realty, Inc., does not conduct any operations other than with respect to its ownership of Canzell Realty, Inc. Unless this report otherwise indicates or the context otherwise requires, the terms “Global Holdings,” “Company,” “we,” “us” and “our” as used in this report refer to CR Global Holdings, Inc. and Canzell Realty, Inc. as a combined entity.  Also, as used in this report, “Canzell Realty” and “CR” refer to Canzell Realty, Inc.

Revenues

Our revenues for half fiscal year January 1, 2022 to June 20, 2022, were $4,266,571, representing an average of approximately 440 real estate transactions, as compared to the half fiscal year January 1, 2021 to June 20, 2021, in which revenues were $3,981,628, representing approximately 479 real estate transactions. The slight increase in average gross sales per transaction was a measurement of the impact of COVID-19. Due to the impact of COVID-19 causing housing supply to remain at a historic low and prices to reach a historic high, revenue increased for a second straight year, even though the number of homes sold reduced slightly.

Cost of Revenue

Agent split of commissions between the comparison of the first half of 2021 and 2022 decreased as reflected by Cost of Revenue for the first half of 2022 of $3,272,021 versus the first half of 2021 $2,629,124 reflected by an overall increase in agent commission split. Agent commission split remained at an 80% split to the agent. Their company contribution was $14,000, and with the increased price of the sale of a home, we saw more agents capping, getting 100% of their commission, giving the agent more money, and less to the company. This was done in order to compete with other national real estate firms.

General Operating Expenses

Operating expenses and computer processing expenses continued to decrease from the first half of 2021 to 2022 as a result of the continued efforts to streamline over-all expenses through focus on efficiencies across all departments.  In 2021, we still had a large in-house web and tech team as well as inside sales team. We were able to outsource most of those positions in order to reduce overall payroll expenses while keeping the revenue consistent. Overall professional services, mainly including legal services, were reduced due to less regulatory work needed to gain SEC approval. There was an increase in both MLS Fees and Hiring Costs as we opened in more states nationally in the first half of 2022, needing to hire more leaders in those states. In the first half of 2021, we still had a few large leases on buildings, and we continued to reduce those in 2022.

General & Administrative Expense

In comparison to 2021, an effort was made in 2022 to review and streamline many General and Administrative expenses resulting in a number of changes being made, including, bringing a significant portion of services in-house in order to stabilize overall marketing costs. Marketing and advertising expenses continued to decline as there is less focus on providing agents leads, and more focus on agent generated business.

Cashflow

Our cashflows are generated principally from commissions from real estate transactions.

Item 2. Other Information

None.

Item 3. Financial Statements

Canzell Realty
Balance Sheet

	6/30/2022	12/31/2021
ASSETS
Current Assets
Bank Accounts	$785,761	$781,016
Other Current Assets	2,092	0
Total Current Assets	$787,853	$781,016
Fixed Assets	5,297	167,640
Other Assets	49,426	59,490
TOTAL ASSETS	$842,577	$1,008,146

LIABILITIES AND EQUITY
Liabilities	$172,332	$100,836
Equity	670,245	907,310
TOTAL LIABILITIES AND EQUITY	$842,577	$1,008,146

Canzell Realty
Profit and Loss

	01/01/22-06/30/22	01/01/21-06/30/21

Total Income	$4,266,571	$3,981,628
Cost of Goods Sold	3,272,021	2,629,124
GROSS PROFIT	$994,551	$1,352,504
Expenses
Business Operating Expenses	$15,853	$68,745
Computer Processing Expenses	15,853	85,126
Professional Services	15,853	79,632
Travel, Meals and Entertainment	15,853	9,072
Marketing & Advertising Expenses	15,853	146,579
MLS Fees	24,440	0
Hiring Costs	71,396	4,822
Payroll & Benefits	557,492	704,584
Utilities & Facilities	82,007	127,985
Other Operating and Maintenance Expense	16,034	34,210
Advertising & Marketing	495	395
CR Cares Company Match	4,325	0
Credit Card Payment	221	2,351
Insurance	441	0
Licenses	158	445
Meals	2,710	2,462
Reimbursed Expenses	43,367	0
Repairs & Maintenance	629	2,818
Taxes & Insurance	27,114	32,628
Taxes & Licenses	10	2,735
Total Expenses	$1,033,787	$1,304,589
NET OPERATING INCOME(LOSS)	$-39,237	$47,916
Other Income	$2,136	$138,144
Other Expenses	11,675	139,933
NET OTHER INCOME(EXPENSES)	$-9,540	$-1,789
NET INCOME(LOSS)	$-48,776	$46,127

Canzell Realty
Statement of Change in Equity
For the Six Months Ended June 30, 2022 and 2021

	6/30/2022	6/30/2021

Equity, Beginning	$907,310	$864,068

Net Income (Loss)	(48,776)	46,127

Contribution (Distributions)	(188,289)	186,209

Equity, Ending	$670,245	$1,096,404

Canzell Realty
Statement of Cash Flows
For the Six Months Ended June 30, 2022 and 2021

	6/30/2022	6/30/2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from customers	$4,268,707	$3,981,628
Cash paid to suppliers and vendors	(4,248,079)	(3,855,719)
Net cash provided by operating activities	$20,628	$125,909

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	162,342	-
Purchase of property and equipment	-	(236,568)
Investment in CR Title Team, LLC	10,064	-
Net cash providedby investing activities	$172,406	$(236,568)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stockholder contributions (distributions)	$(188,289)	$186,209
Net cash used by financing activities	$(188,289)	$186,209

NET INCREASE (DECREASE) IN CASH	$4,745	$75,550

CASH - BEGINNING OF THE YEAR	781,016	781,016

CASH - END OF THE YEAR	$785,761	$856,566

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:

NET INCOME (LOSS)	$(48,776)	$46,127

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES:
(Increase) decrease in other current assets	$(2,092)	$(1,993)
Increase (decrease) in credit cards payable
and accrued expenses	71,496	81,775
Total adjustments	$69,404	$79,782

NET CASH PROVIDED BY OPERATING ACTIVITIES	$20,628	$125,909

Item 4. Exhibits

Exhibit No.	Description

2.1	Certificate of Incorporation (attached as Exhibit 2.1 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
2.2	Certificate of Restatement (Amended and Restated Articles of Incorporation) (attached as Exhibit 2.2 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
2.3	Bylaws (attached as Exhibit 2.3 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
4	Sample Subscription Agreement (attached as Exhibit 4 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
6.1	Commercial Lease Agreement - 2600 Barrett St (attached as Exhibit 6.1 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
6.2	Commercial Lease Agreement – 5308 Indian River Rd (attached as Exhibit 6.2 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
6.3	Chantel Ray Employment Agreement dated May 11, 2011 (attached as Exhibit 6.3 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
6.4	Heather Roemmich Employment Agreement dated May 11, 2011 (attached as Exhibit 6.4 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
6.5	Operating Agreement of Cavalier Title Services, LLC dated July 15, 2018 (attached as Exhibit 6.5 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
6.6	Limited Liability Company Agreement of Process Mortgage, LLC dated May 1, 2019 (attached as Exhibit 6.6 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).
6.7	Operating Agreement of United Title Group, LLC dated July 1, 2017 (attached as Exhibit 6.7 to the Company’s Offering Statement on Form 1-A and incorporated by reference herein).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CR GLOBAL HOLDINGS, INC.

By:	/s/ Chantel Ray Finch
Chantel Ray Finch
Chief Executive Officer and President
(Principal Executive Officer)

Date: October 5, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chantel Ray Finch Chantel Ray Finch	Chief Executive Officer and President, Director (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer)	October 5, 2022